UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 8-K
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CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 14, 2021

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ARCLIGHT CLEAN TRANSITION CORP. (Exact name of registrant as specified in its charter) _____________________________________________________
Cayman Islands (State or other jurisdiction of incorporation or organization)	001-39546 (Commission File Number)	98-1551379 (IRS Employer Identification Number)

200 Clarendon Street, 55th Floor
Boston, MA, 02116
(Address of principal executive offices)
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(617) 531-6300

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

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Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:
☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-half of one redeemable warrant	ACTCU	The Nasdaq Stock Market LLC
Class A Ordinary Shares included as part of the units	ACTC	The Nasdaq Stock Market LLC
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	ACTCW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01.	Regulation FD Disclosure.

On May 14, 2021, ArcLight Clean Transition Corp. (“ArcLight”) issued a press release announcing, among other things, the following: (i) the effectiveness of its registration statement on Form S-4 (File No. 333-252674) (as amended, the “Registration Statement”) and related proxy statement and prospectus in connection with its previously announced business combination (“Business Combination”) with Proterra Inc (“Proterra”), (ii) June 11, 2021 as the date of the extraordinary general meeting of ArcLight’s shareholders (the “Extraordinary General Meeting”) to be held to consider and approve the Business Combination and (iii) the commencement of mailing the definitive proxy statement (the “Definitive Proxy Statement”) and related materials.

A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference. Such exhibit and the information set forth therein shall not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Additional Information

In connection with the Business Combination, the Registration Statement has been declared effective by the Securities and Exchange Commission (the “SEC”), which includes the related proxy statement and prospectus of ArcLight with respect to the Extraordinary General Meeting. ArcLight’s shareholders and other interested persons are advised to read the Registration Statement and the related proxy statement/prospectus and any documents filed in connection therewith, as these materials will contain important information about Proterra, ArcLight, and the Business Combination. The Definitive Proxy Statement and related materials are being mailed to ArcLight’s shareholders who were holders of record as of May 4, 2021. The documents filed by ArcLight with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by ArcLight may be obtained free of charge from ArcLight at https://www.arclightclean.com or by directing a request to: ArcLight Clean Transition Corp., 200 Clarendon Street, 55th Floor, Boston, MA 02116.

Participants in the Solicitation

ArcLight, Proterra and their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of ArcLight’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of ArcLight’s directors and officers, and Proterra’s directors and executive officers, in ArcLight’s filings with the SEC, including the Registration Statement.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1	Press Release, dated May 14, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARCLIGHT CLEAN TRANSITION CORP.

By:	/s/ John F. Erhard
Name: Title:	John F. Erhard President and Chief Executive Officer

Dated: May 14, 2021